Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Nine months ended	Year Ended
	Sep 30, 2007	Dec 31, 2006
in € millions, except ratios

Earnings:
1. Income before income tax expense	7,312	8,339
2. Add: Fixed charges excluding capitalized interest (Line 10)	45,282	50,187
3. Less: Net income (loss) from equity method investments	359	459

4. Earnings including interest on deposits	52,235	58,067
5. Less: Interest on deposits	13,430	14,025

6. Earnings excluding interest on deposits	38,805	44,042

Fixed Charges:
7. Interest Expense	45,141	50,002
8. Estimated interest component of net rental expense	139	185
9. Amortization of debt issuance expense	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	45,280	50,187
11. Add: Capitalized interest	—	—

12. Total fixed charges	45,280	50,187
13. Less: Interest on deposits (Line 5)	13,430	14,025

14. Fixed charges excluding interest on deposits	31,850	36,162

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.15	1.16

Excluding interest on deposits (Line 6/Line 14)	1.22	1.22

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.